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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** AND ENDING **12/31/14**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABN AMRO CLEARING CHICAGO LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Rebecca Peters	**(312) 604-8629**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

200 E Randolph St	**Chicago**	**Illinois**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

* AB 3/4

3/4/15

OATH OR AFFIRMATION

I, **John Ruth**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **ABN AMRO Clearing Chicago, LLC** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this

24 day of February, 2015

OFFICIAL SEAL
COLEEN J BANNON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/01/15

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3.
[x] (j) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (m) An Oath or Affirmation.
[ ] (n) A copy of the SIPC Supplemental Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (p) Independent Auditors' Report on Internal Accounting Control.
[x] (q) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

ABN·AMRO Clearing

ABN AMRO CLEARING CHICAGO LLC

Statement of Financial Condition and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
ABN AMRO Clearing Chicago LLC:

We have audited the accompanying statement of financial condition of ABN AMRO Clearing Chicago LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABN AMRO Clearing Chicago LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 24, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
ABN AMRO Clearing Chicago LLC:

We have audited the accompanying statement of financial condition of ABN AMRO Clearing Chicago LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABN AMRO Clearing Chicago LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Chicago, Illinois
February 24, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

ABN AMRO CLEARING CHICAGO LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	50,420,358
Cash segregated under federal and other regulations		1,180,400,230
Securities purchased under agreements to resell		975,181,076
Securities owned, marketable, at fair value		800,720,446
Receivables from:		
Brokers, dealers, and clearing organizations		3,746,596,148
Customers		1,031,144,147
Guarantee deposits with clearing organizations		73,912,644
Exchange memberships and stock, at cost (fair value of $7,305,237)		6,512,478
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $22,098,241)		11,968,489
Other assets		2,745,709
Total assets	$	7,879,601,725

Liabilities and Members' Equity

Liabilities:		
Bank loans	$	2,500,000,000
Payables to:		
Brokers, dealers, and clearing organizations		1,195,465,776
Customers		3,227,692,163
Noncustomers		85,668,421
Accounts payable and accrued expenses		89,822,562
Total liabilities		7,098,648,922
Liabilities subordinated to claims of general creditors		325,000,000
Members' equity:		
Common member		455,692,803
Preferred Class A members		260,000
Total members' equity		455,952,803
Total liabilities and members' equity	$	7,879,601,725

See accompanying notes to Statement of Financial Condition

(1) General Information and Summary of Significant Accounting Policies

ABN AMRO Clearing Chicago LLC (the Company), an Illinois limited liability company, was organized on August 31, 2006. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

ABN AMRO Clearing Bank N.V., a wholly owned subsidiary of ABN AMRO Bank N.V., is the Common Member.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association (the NFA). The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company provides clearing services for equities and equities options as well as futures and futures options. The Company's primary source of revenue is commissions derived from executing and clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

(a) Cash and Cash Equivalents

The Company considers marketable securities with original maturities of ninety days or less to be cash equivalents. Cash equivalents include cash funds segregated or in separate accounts as required by the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct).

(b) Fair Value of Financial Instruments

The Company's financial instruments are reported in the statement of financial condition at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate.

(c) Securities Transactions

Futures and options transactions are primarily recorded on the trade date. Equity securities are recorded on the settlement date, which does not differ materially from the trade date.

(d) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(e) Exchange Memberships and Stock

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost. If events or changes in circumstances indicate that the carrying amount may not be recoverable, it will be recorded at a lesser value that reflects the effects of the impairment. There were no impairments in 2014.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(g) Receivables, Payables, and Marketable Securities

Receivables from and payables to brokers, dealers, clearing organizations, and customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin with exchange clearing organizations. Customer-owned securities and options are excluded from the Company's statement of financial condition.

The Company establishes a reserve for estimated credit losses based upon historical experience and specific customer collection issues. At December 31, 2014, management determined no such reserve was required.

(h) Income Taxes

The Company is organized as a limited liability company and is being taxed as a partnership under provisions of the Internal Revenue Code. The Company's taxable income is included in the respective income tax returns of the members. The liability for payment of federal and state income tax on the Company's earnings is the responsibility of its members rather than that of the Company. Accordingly, no liability for U.S. federal and state income taxes has been recorded in the financial statements.

At December 31, 2014, the Company had federal and state income tax returns for the 2011 through 2014 tax years open and subject to examination.

(i) Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

(2) Special Reserve Account for Benefit of Customers

Cash of $80,818,430 has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(3) Segregation Requirements

Pursuant to requirements of the CEAct, funds deposited by customers relating to futures contracts in regulated commodities must be carried in separate bank accounts, which are designated as segregated customers' accounts. Funds deposited by customers and other assets, which have been segregated as of December 31, 2014, are shown below:

Cash in bank	$	120,113,840
Marketable securities		1,458,076,967
Deposits with clearing organizations		902,882,289
Net settlement due from (to) clearing organizations		120,835,562
Net unrealized receivable (payable) for open option contracts		587,953,484
Segregated funds on hand		-
Total amount in segregation		3,189,862,142
Amount required to be segregated		2,855,826,618
Excess funds in segregation	$	334,035,524

(4) Secured Amounts Requirement

Pursuant to Section 30.7 of the CEAct, the Company has set aside funds deposited by customers relating to foreign futures and options in separate acknowledged bank accounts as of December 31, 2014 as follows:

Total funds set aside	$	194,577,877
Amount required to be set aside		115,475,478
Excess funds in segregation	$	79,102,399

(5) Cleared Swaps Requirement

Pursuant to section 4D(F) of the CEAct, the Company did not have any funds deposited by customers related to cleared swaps for the year ended December 31, 2014.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within thirty days. As of December 31, 2014, the Company had pledged customer-owned securities totaling $120,790,427 with clearing organizations to satisfy margin deposit requirements.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

At December 31, 2014, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:		
Brokers' and dealers' trading and investment accounts	$	1,686,761,426
Clearing brokers		70,027,789
Deposits for securities borrowed		1,792,186,521
Securities failed to deliver		28,050,743
Clearing organizations		169,569,669
	$	3,746,596,148
Payables:		
Brokers' and dealers' trading and investment accounts	$	275,298,274
Deposits for securities loaned		853,739,163
Securities failed to receive		29,379,303
Clearing organizations		37,049,036
	$	1,195,465,776

(7) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition.

(8) Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell which are short term in nature, are treated as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The fair value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract. At December 31, 2014, the fair value of the collateral received for securities under resale agreements totaled $974,229,409.

(9) Securities Owned

Securities consist of money market funds and unrestricted shares of corporate equity shares. The securities are deposited at exchange clearing organizations or held in segregated bank accounts. At December 31, 2014, the fair value of these securities totaled $800,705,029 and $15,417, respectively.

(10) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2014:

Computer, equipment, and software	$	28,619,035
Leasehold improvements		1,326,432
Furniture and fixtures		4,121,263
		34,066,730
Accumulated depreciation and amortization		(22,098,241)
Furniture, equipment and leasehold improvements	$	11,968,489

(11) Borrowings

At December 31, 2014, the Company had two unsecured lines of credit with affiliated banks for $4,000,000,000 and $675,000,000. At December 31, 2014, the amount outstanding on these credit lines totaled $1,900,000,000 and $600,000,000 respectively and are reflected in bank loans in the statement of financial condition. Interest payable was approximately $524,400 at December 31, 2014.

The Company has lines of credit totaling $250,000,000 with nonaffiliated banks. At December 31, 2014, there were no amounts outstanding on these credit lines.

(12) Liabilities Subordinated to Claims of General Creditors

At December 31, 2014, liabilities subordinated to claims of general creditors consisted of one borrowing from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on November 20, 2017. The total outstanding borrowing totaled $325,000,000 at December 31, 2014.

The Company also has a Subordinated Revolving Credit Facility with the same affiliated bank up to a maximum of $50,000,000 that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on November 20, 2018. At December 31, 2014 there were no amounts outstanding.

The subordinated borrowings are covered by an agreement approved by the Designated Self Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(14) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2014 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company is engaged in various trading activities, whose counterparties include clearing organizations, brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on credit worthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(15) Leases

The Company has noncancelable and cancelable operating leases for its offices that require the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable and cancelable operating leases (with initial or remaining lease terms in excess of one year), along with the minimum annual sublease rentals to be received in the future are approximately as follows as of December 31, 2014:

		Operating leases	Sublease rentals	Net commitment
Year ending December 31:				
2015		3,100,000	(410,000)	2,690,000
2016		3,200,000	(100,000)	3,100,000
2017		3,300,000	-	3,300,000
2018		3,300,000	-	3,300,000
2019		2,600,000	-	2,600,000
Thereafter		8,000,000	-	8,000,000
Total minimum lease payments	$	23,500,000	(510,000)	22,990,000

(16) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2014 are adequate to mitigate the risk of material loss.

At December 31, 2014, the Company was a guarantor of certain exchange membership loans for its customers totaling approximately $86,000.

(17) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all of the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 1,000 Class A preferred interests in exchange for a $10,000 capital contribution for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, Class A members are not allocated any income or losses from the Company's operations.

(18) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for related customers and the Company utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member. At December 31, 2014, the Company had receivables from related clearing brokers, receivables from related customers, and payables to related customers of approximately $64,019,879, $25,751,855, and $876,771,560 respectively. These amounts are reflected in receivables from brokers, dealers, and clearing organizations, receivable from customers and payables to customers, respectively, in the statement of financial condition. The Company also had securities loaned to affiliated company of approximately $119,572,050. This amount is reflected in payables to brokers, dealers, and clearing organizations in the statement of financial condition.

At December 31, 2014, the Company had borrowing transactions with affiliated banks in order to facilitate client transactions, and to meet short-term financing needs (notes 10 and 11).

(19) Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). In addition, the Company is subject to minimum capital requirements of the CME Group, Inc. Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent to the greater of $5,000,000, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2014, under the more restrictive of these rules, the Company had net capital and net capital requirements of $464,303,059 and $179,303,279 respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(20) Fair Value Disclosure

The Company's financial instruments are reported in the statement of financial condition at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements and disclosures include a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Assets:	Level 1	Level 2	Level 3	Total
Corporate equity securities	$ 15,417	-	-	$ 15,417
Money market funds	800,705,029	-	-	800,705,029
	$ 800,720,446	-	-	$ 800,720,446

There were no transfers of assets or liabilities within the fair value hierarchy during the year.

(21) Litigation

In August 2007, Sentinel Management Group, Inc. (Sentinel), a futures commission merchant that managed certain customer segregated funds for the Company, filed for bankruptcy. Shortly before Sentinel filed for bankruptcy, Sentinel sold certain securities to Citadel Equity Fund, Ltd. (Citadel). The U.S. Bankruptcy Court ordered funds from the sale to Citadel be distributed to certain Sentinel customers. The Company received its pro rata share, which totaled $52,755,815. On or about September 15, 2008, the bankruptcy trustee filed an adversary proceeding (the Complaint) against all of the recipients of the court ordered distribution of funds from the Citadel sale, including the Company. The Complaint also includes a claim for money the Company received shortly before Sentinel filed for bankruptcy in the amount of $4,000,399 and a claim for pre-judgment interest which could range from $443,000 to $9,720,000. Management of the Company, after consultation with legal counsel, cannot yet express an opinion as to the ultimate outcome of the proceeding. Management believes the claims are without merit. The Company intends to vigorously defend against the Complaint. Accordingly, no provision has been made in the financial statements for any loss that may result from the Complaint.

In the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's statement of financial condition.

(22) Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that existed at the balance sheet date. The Company evaluated events and transactions through February 24, 2014 the date the statement of financial condition were issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the financial statements.

Schedule I

ABN AMRO CLEARING CHICAGO LLC

Computation of Net Capital

December 31, 2014

Total members' equity	$ 455,952,803
Add liabilities subordinated to claims of general creditors	325,000,000
Total capital	780,952,803
Deductions and/or charges:	
Nonallowable assets:	
Receivables from customers	9,931,282
Receivables from noncustomers	54,220,747
Exchange memberships and stock, at cost	2,629,502
Securities owned, marketable, at fair value	3,897,364
Receivables from affiliates	19,043
Furniture, equipment, and leasehold improvements, net	11,968,489
Other	1,301,901
Additional charges for customers' and noncustomers' commodity accounts	11,943,504
Additional charges for customers' and noncustomers' securities accounts	21,876,549
Aged fails to deliver	2,170,304
Aged fails to receive	5,847,432
Other deductions and/or charges	35,656
Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)	174,792,841
	300,634,614
Net capital before haircuts on securities positions	480,318,189
Haircuts on securities:	
Trading and investment securities:	
Stocks and warrants	1,029
Other securities	16,014,101
	16,015,130
Net capital	464,303,059
Computation of alternate net capital requirement:	
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined	179,303,279
Minimum dollar net capital requirement	5,000,000
Net capital requirement	179,303,279
Excess net capital	284,999,780
Percentage of net capital to aggregate debits	51.01%
Net capital in excess of 110% of minimum net capital requirement	$ 267,069,452

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014, filed on January 27, 2015.

See accompanying report of independent registered public accounting firm.

ABN AMRO CLEARING CHICAGO LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2014

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	358,788,451
Monies borrowed collateralized by securities carried for the accounts of customers		20,529,223
Monies payable against customers' securities loaned		40,635,630
Customers' securities failed to receive		9,236,974
Total credits		429,190,278
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		166,142,409
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		711,254,856
Failed to deliver of customers' securities not older than 30 calendar days		12,228,145
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		20,529,223
Aggregate debit items		910,154,633
Less 3%		(27,304,639)
Total 15c3-3 debits		882,849,994
Reserve computation – excess of total 15c3-3 debits over total credit	$	453,659,716
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2014	$	40,553,886
New amount in "Reserve Bank Account(s)"	$	40,553,886

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014, filed on January 27, 2015.

See accompanying report of independent registered public accounting firm.

Schedule III

ABN AMRO CLEARING CHICAGO LLC

Computation for Determination of PAB Reserve Requirements for Broker-Dealers

December 31, 2014

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	274,339,785
Monies borrowed collateralized by securities carried for PAB		1,870,532,024
Monies payable against PAB securities loaned		813,103,533
PAB securities failed to receive		20,142,329
Total PAB credits		2,978,117,671
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		1,139,228,764
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		1,076,460,202
Failed to deliver of PAB securities not older than 30 calendar days		15,822,598
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		1,968,367,453
Total PAB debits		4,199,879,017
Reserve computation – excess of total PAB debits over total PAB credits	$	1,221,761,346
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2014	$	40,264,544
New amount in "PAB Reserve Bank Account(s)"	$	40,264,544

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014, filed on January 27, 2015.

See accompanying report of independent registered public accounting firm.

Schedule IV

ABN AMRO CLEARING CHICAGO LLC

Segregation Requirement and Funds in Segregation

December 31, 2014

Segregation requirement:		
Net ledger balance:		
Cash	$	3,088,273,052
Securities		142,279,261
Net unrealized loss in open futures contracts traded on a contract market		(962,781,818)
Exchange traded options:		
Market value of open options contracts purchased on a contract market		19,053,642,316
Market value of open options contracts sold on a contract market		(18,465,688,832)
Net equity		2,855,723,979
Accounts liquidating to a deficit and accounts with debit balances with no open trades		102,639
Amount required to be segregated		2,855,826,618
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		120,113,840
Securities representing investments of customers' funds, at market		462,322,408
Securities held for particular customers in lieu of cash margins, at market		21,488,834
Margins on deposit with clearing organizations of contract markets:		
Cash		902,882,289
Securities representing investments of customers' funds, at market		853,475,298
Securities held for particular customers in lieu of cash margins, at market		120,790,427
Net settlement due to clearing organizations of contract markets		120,835,562
Exchange traded options:		
Value of open long option contracts		19,053,642,316
Value of open short option contracts		(18,465,688,832)
Total amount in segregation		3,189,862,142
Excess funds in segregation	$	334,035,524

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014, filed on January 27, 2015.

See accompanying report of independent registered public accounting firm.

Schedule V

ABN AMRO CLEARING CHICAGO LLC

Secured Requirement and Funds Held in Separate Accounts

December 31, 2014

Amount required to be set aside in separate Section 30.7 accounts	$	115,475,478
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		76,585,672
Securities in safekeeping with banks located in the United States		62,119,737
Amounts held by members of foreign boards of trade		55,872,468
Total amount in separate Section 30.7 accounts		194,577,877
Excess funds in separate Section 30.7 accounts	$	79,102,399

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014, filed on January 27, 2015.

See accompanying report of independent registered public accounting firm.

Schedule VI

ABN AMRO CLEARING CHICAGO LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$	—
A. Number of items	$	—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
A. Number of items	$	—

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2014, filed on January 27, 2015.

See accompanying report of independent registered public accounting firm.